Exhibit 99.1

TeliaSonera Launches the Voice Solution of The Future

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 1, 2006--TeliaSonera (NASDAQ:TLSN) (HEX:TLS1V) (STO:TLSN) is first in the world to introduce a voice solution that combines mobile communications and wireless broadband. TeliaSonera's new voice solution, today launched in Denmark, creates a completely new product category on the telecommunications market, as the mobile phone and voice over IP become merged in one and the same telephone. The migration from fixed voice services to mobile and Internet-based services is currently the most powerful trend in telecommunications. TeliaSonera's new combined voice solution in Denmark supports the Group's strategy, i.e. to take the lead in this migration.

-- This new mobile IP service is cutting edge technology, and it simplifies the use of voice services. The launch of mobile IP in Denmark is the first step in the introduction of telecommunications solutions of the future in the market, says Kenneth Karlberg, President of TeliaSonera Norway, Denmark, Baltic Countries & Spain.

The voice service of the future is called Home Free

Mobile IP is based on the UMA standard (Unlicensed Mobile Access), which enables a mobile phone to function as an IP phone at home through a wireless network (WiFi). The user can make calls at lower IP rates when at home and use the phone as a normal mobile phone outside the home. The telephone has both a normal fixed-network number and a mobile phone number, which makes it possible to call the user with the fixed-network number regardless of the user's location.

-- With Home Free - as the new product is called - the user gets a simple voice service: one phone, one address book, and one bill, says Jesper Br0ckner, President of Telia Denmark.

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Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera
Birgitta Grafstrom, 8-713 58 30